FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#309-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6

(Address of principal Executive offices)

Attachments:

1.

Press Release(s) for March 2008

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: April 1, 2008

BY:

Chris Robbins

It’s       Vice President

(Title)

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ANGLO SWISS RESOURCES INC.

Suite 309 - 837 West HASTINGS Street

Vancouver, BC  V6C 3N6

604-683-0484

Fax: 604-683-7497

April 1, 2008

Securities & Exchange Commission	VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

(s) Chris Robbins

Per:

Chris Robbins

Vice  President

March 11. 2008

ANGLO SWISS RESOURCES APPOINTS EDWARD NUNN P. ENG., TO ITS BOARD OF DIRECTORS

VANCOUVER, BRITISH COLUMBIA - Anglo Swiss Resources Inc. March 11, 8:00 am EST  (TSX VENTURE:ASW) (OTCBB: ASWRF) (BERLIN: AMO) Anglo Swiss Resources Inc. or the 'Company', is pleased to announce its management has added  Edward J Nunn P. Eng., to its board of directors..

"Anglo Swiss’ management is delighted that Mr. Nunn has joined our board of directors as his knowledge and experience are invaluable in providing direction and support as the Company moves into the developmental stage of the Kenville Gold Mine property."

Edward (Ted) Nunn has been associated with the mining industry for 42 years primarily working in project engineering and management for domestic and international mine operating companies.  His metal mining experience has been in gold, silver, copper, molybdenum, lead and zinc, while working for Cominco (four operations), Lornex Mining Corp., Echo Bay Mines, and Granduc Operating Company.  His experience includes mineral exploration, geotechnical engineering, civil/structural engineering, mine engineering, contract management, safety programs, financial analyses, governmental submissions and approvals, feasibility studies and technical reports (43-101) along with project/construction/operations supervision and management in both open pit and underground mining environments.

Twenty of his 42 years were experienced in the coal and industrial mineral industries for: Kaiser Resources, An Tai Bao Surface Coal Mine (China), Greymouth Coal (New Zealand), and Crystal Graphite Corporation (two operations).

Edward John Nunn is a Registered Professional Engineer in British Columbia graduating in Mining Engineering from Queen’s University and Mineral Resource Geology from Northern Alberta Institute of Technology.

About Anglo Swiss

Anglo Swiss is actively exploring and drilling its 100% owned, advanced staged Kenville Gold Property located in southeastern British Columbia with the goal of developing a 43-101 compliant, world-class porphyry copper and gold deposit.  The company is also in the process of exploring a diamondiferous bearing kimberlite property, known as the Fry Inlet Diamond Property, located in the Lac de Gras region of Canada's Northwest Territories.

For further information, investors are asked to visit the Anglo Swiss Resources Investor Relations Hub at www.agoracom.com/IR/AngloSwiss or email to ASW@agoracom.com. Please visit the company's website at www.anglo-swiss.com or contact:

Len Danard

President and Chief Executive Officer

Tel:  (604) 683-0484

Fax:  (604) 683-7497

Email: info@anglo-swiss.com

Investor Relations Contacts:
Canada

United States

Jeff Walker or Grant Howard

Tony Schor or Jim Foy

The Howard Group Inc.

Investor Awareness Inc.

Toll Free: 1-888-221-0915

1-847-945-2222

www.howardgroupinc.com

http://www.investorawareness.com

Reader Advisory

This press release contains forward-looking statements which are based on Anglo Swiss' current internal expectations, which may prove to be incorrect.  These statements are not a guarantee of future performance and undue reliance should not be placed on them.  Such forward-looking statements necessarily involve known and unknown risks and uncertainties that are common to junior mineral exploration companies.  These risks and uncertainties include, among other things, Anglo Swiss' need for additional funding to continue its exploration efforts, changes in general economic, market and business conditions; and competition for, among other things, capital and skilled personnel. Anglo Swiss undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

March 17, 2008

VANCOUVER, BRITISH COLUMBIA - Anglo Swiss Resources Inc. March 17, 3:00 PM  PST  (TSX VENTURE:ASW) (OTCBB: ASWRF) (BERLIN: AMO) has granted 500,000 options at $0.27 per share of the Company to a director, subject to regulatory approval and applicable hold periods. The options will vest according to the 2007 Stock Option Plan or any subsequent plan to be approved at the upcoming 2008 Annual General Meeting.

For further information, investors are asked to visit the Anglo Swiss Resources Investor Relations Hub at www.agoracom.com/IR/AngloSwiss or email to ASW@agoracom.com. To find out more about Anglo Swiss Resources, visit our website at www.anglo-swiss.com.

Len Danard

President and Chief Executive Officer

Tel:  (604) 683-0484

Fax:  (604) 683-7497

Email: info@anglo-swiss.com

Investor Relations

Investor Relations
Canada

United States

Jeff Walker / Grant Howard

Tony Schor or Jim Foy

The Howard Group Inc.

Investor Awareness Inc.

Toll Free: 1-888-221-0915

847-945-2222
www.howardgroupinc.com                                            http://www.investorawareness.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

March 18, 2008

Anglo Swiss Resources Announces Plans for 2008 Exploration Due to Positive Results from it’s 2007 Phase One Drill Program

VANCOUVER, BRITISH COLUMBIA, March 18, 2008, 8:00 am EST-- Anglo Swiss Resources Inc. (TSX VENTURE: ASW) (OTCBB: ASWRF) (BERLIN: AMO) announced today the 2008 exploration program, which will begin on or before May 1, 2008 will consist of a 10 thousand meter drill program contracted with Full Force Drilling Ltd. and a geophysical program by Insight Geophysics Inc. of Oakville, Ontario.

The Insight Geophysical program will consist of approximately 18 line km of gradient I.P. surveying (~8 km to the north and ~10 km to the east) and 5 Insight Sections. The geophysical surveys are designed to extend both porphyry copper-gold and gold-quartz vein systems known to be present at the Kenville property. The surveys will be run concurrently with the ongoing drill program and will assist in selecting future drill targets.

President and CEO Len Danard said “We are encouraged with our confirmed results from our 2007 Phase One Drill Program that exceeded our initial expectations.  Our goal for the 2007 drill program was to test the geophysical model by drilling 5 holes in the center of the porphyry copper/gold zone.

The results received encountered not only porphyry copper/gold mineralization in all 5 holes, it confirmed the presence of a high grade quartz gold vein structure underlying the porphyry system in holes 4 & 5. We are extremely pleased with these findings, and are enthusiastically moving forward with the spring 2008 drill program to further explore this opportunity.”

The 2008 Insight program will extend the known 1000+ meter (3,214 feet) porphyry copper/gold zone to the north; further define the extent of the newly discovered Eagle Creek gold vein to the north, south and to depth and lastly, re-define the existing multiple underground gold and silver bearing quartz vein systems on the eastern Kenville Mine portion of the property.

The underground gold bearing veins have renewed economical potential with gold at $1000 per ounce. The Company is currently carrying out studies directed towards the evaluation of the economic potential of the underground workings, leading towards resumption of mineral production. The drilling of the porphyry copper/gold target and the Eagle Creek gold vein will be ongoing in 2008 with two drill rigs dedicated to this task.

The Company has significant funds on hand for the 2008 exploration year and due to the highly encouraging results from the 2007 geophysics and drill program the Company plans to:

1

Extensively drill the porphyry copper/gold zone,

2

Drill along strike on the Eagle Creek quartz gold vein structure on the western portion of the property, and

3

Re-examine the underground Kenville Mine gold vein structure utilizing Insight Geophysics and drilling for extensions of the existing gold veins. This area of the property had significant production from less than 182,000 tonnes of ore that ranked the property as the 26th top gold producer in BC.

The most significant results of the 2007 Phase One drill program were i) the confirmation of the geophysical model for a significant copper/gold porphyry zone and ii) the identification of the Eagle Gold Vein, a high-grade gold quartz vein with an indicated strike length of 150 meters, within the porphyry system. The 2007 drill program was highly successful as both the porphyry copper/gold system was confirmed, as well as the Eagle gold-silver-copper vein(s) positioned near the base of the porphyry mineral system.

The Eagle Gold Vein is situated within the western portion of the property, underlying the porphyry system. The vein system has a presently known strike length of 150 meters (482 feet) open to the north, south and to depth with variable widths of 0.8 meters up to 7.5 meters. The Eagle vein was intercepted in two drill holes in the 2007 program with high-grade intervals assaying 42.0 g/t gold (1.225 oz/T Au), 52.0 g/t silver, 0.22% copper over 0.8 meters (2.6 feet), 16.6 g/t gold (0.484 oz/T), 34.1 g/t silver, 0.79% copper over 1.2 meters (4.0 feet) and 14.96 g/t gold (0.43 oz/T Au), 30.1 g/t silver, 0.38% copper over 1.4 meters (4.5 feet).  The Eagle vein system consistently carries very high values in gold, silver and copper, often with associated bismuth, lead and locally molybdenum and tungsten.

2007 Drill Program Highlights

Sampled intervals in AK07-01 assayed an average grade of 0.22 % copper and 0.207 g/t gold over an 11-meter interval.

AK07-02 sampled intervals containing anomalous copper between 0.13% to 1.5% copper and 0.055 g/t to 0.63 g/t/  gold over 0.6 meter to 2.2 meter sample intervals. Visible gold specs were located in a 4-centimeter quartz vein, in which an assay value of 2.1 g/t gold was returned across 0.5 meters.

AK07-03 contained an assayed weighted average grade of 0.21% copper and 0.257 g/t. gold over a 5.8-meter interval.

AK07-04 contained a 12.45-meter interval grading  0.258% copper and 0.1 g/t gold and another high grade interval assaying 42.0 g/t gold (1.225 oz/T Au), 0.22%  copper and 52.0 g/t silver (1.52 oz/T Ag) over 0.8 meters.

AK07-05 contained two intervals assaying 16.6 g/t gold (0.484 oz/T Au), 0.79% copper and 34.1 g/t silver (0.994 oz/T Ag) over 1.2 meters and 14.96 g/t gold (0.43 oz/T Au), 0.38% copper and 30.1 g/t silver (0.88 oz/T Ag) across 1.35 meters.

The confirmation of the copper/gold porphyry system, which extends over one thousand meters north/south and the high-grade Eagle gold vein enforces the excellent exploration potential of the Kenville Mine property. Both targets are situated within a small area (20%) of the overall property and are open to strike length and depth extensions.  The 2008 geophysical program is designed to extend this system to the north and east.

The Eagle vein system can be followed along strike for at least 150 meters, with the vein system open to the north, the south and to depth. The 2008 drill program will thoroughly test both the copper/gold porphyry zone and the Eagle vein system to determine its overall strike extent to surface and the down-dip potential.

About Anglo Swiss Resources: www.anglo-swiss.com

Anglo Swiss is actively exploring and drilling its 100% owned, advanced staged Kenville Gold Mine Property located in southeastern British Columbia with the goal of developing a 43-101 compliant, world-class porphyry copper and gold deposit. The Kenville property is located 10 kilometers west of the City of Nelson, in south-eastern British Columbia. The Kenville Gold Mine is one of the oldest and most prolific producers in the district, producing intermittently from 1890 to 1954, with the bulk of production from 1899 to 1912.

The company is also in the process of exploring a diamondiferous bearing kimberlite property, known as the Fry Inlet Diamond Property, located in the Lac de Gras region of Canada's Northwest Territories.

The Contents of this release have been approved by Greg Thomson, P. Geo., a Qualified Person as defined in NI 43-101.

For further information, investors are asked to visit the Anglo Swiss Resources Investor Relations Hub at www.agoracom.com/IR/AngloSwiss or email to ASW@agoracom.com. To find out more about Anglo Swiss Resources, visit our website at www.anglo-swiss.com.

CONTACT INFORMATION

Corporate Inquiries

Len Danard

President & CEO

(604) 683-0484

(604) 683-7497 (FAX)

Email: info@anglo-swiss.com

Investor Relations

Investor Relations
Canada

United States

Jeff Walker / Grant Howard

Tony Schor or Jim Foy

The Howard Group Inc.

Investor Awareness Inc.

Toll Free: 1-888-221-0915

847-945-2222
www.howardgroupinc.com                                            http://www.investorawareness.com

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.